250 WILLIAMS STREET ATLANTA, GA 30303 P 404.302.9700 F 404.475.0520 www.internap.com

August 1, 2006

Mr. Stephen Krikorian
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

        Re:     Internap Network Services Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2005
           Form 10-Q for the Quarterly Period Ended March 31, 2006
           File No. 000-27265

Dear Mr. Krikorian:

On behalf of Internap Network Services Corporation (“Internap” or the “Company”), this letter responds to the comments in your letter dated July 19, 2006 (the “Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005 and Form 10-Q for the Quarterly Period Ended March 31, 2006. The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Comment Letter

Form 10-K the Fiscal Year Ended December 31, 2005

Consolidated Statements of Operations, page F-4

1.
We note your response to prior comment numbers 1 and 2 in your letter dated June 26, 2006. You indicate that cost of customer support is also an important component of costs of revenue. In addition, it appears that certain costs included in customer support are direct costs of revenue. For example, it would appear that compensation of customer support is a direct cost of revenue, although the amount is excluded from the “direct cost of revenue” line item. As such, tell us what consideration you gave to clarifying the line item descriptions of each of your costs of revenue to indicate that direct costs of revenue do not include all direct costs and customer support is a cost of revenue.

RESPONSE:

With respect to customer support costs, we have historically presented the line item immediately following direct cost of revenue in our statement of operations. This is consistent with viewing the business through the eyes of management and our presentation in management’s discussion and analysis as discussed in our response to comment number 1 in our response letter dated June 26, 2006. Our consideration for presenting direct cost of revenue and customer support costs as separate line items is

Mr. Stephen Krikorian
United States Securities and Exchange Commission
August 1, 2006

primarily to allow investors to view our costs in components, one of which is principally external in nature (direct cost of revenue) and less within management’s control, for example, telecommunication company vendor charges for the provision of service for our network and the second which consists primarily of internal costs (customer support), such as Company personnel involved in customer support, which management believes it has a greater degree of control over based upon the needs of the business. To assist investors, we have also described the components of both direct cost of revenue and customer support in management’s discussion and analysis.

To better clarify the nature of direct cost of revenue and customer support, we will prospectively revise our cost captions from direct cost of revenue to direct cost of network and sales and customer support to direct cost of customer support. In addition, we will include a description of the nature of these costs in our summary of accounting policies note, similar to our presentation in management’s discussion and analysis.

Finally, we have also noted in the caption for direct cost of revenue that depreciation and amortization were excluded and shown below. We will continue to include this reference in our prospective direct cost of network and sales caption to emphasize this cost line item does not include all direct costs, consistent with SAB Topic 11B.

2.	Tell us the amount of depreciation excluded from “direct cost of revenue” in each of the periods presented. Indicate what consideration was given to disclosing this amount.

RESPONSE:

Depreciation associated with direct cost of revenue (prospectively, direct cost of network and sales), and other depreciation expense is summarized as follows (in thousands):

	Quarter Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
Direct cost of network and sales	$3,106	$2,576	$11,804	$10,898	$26,523
Other depreciation	681	775	2,933	4,563	7,346

Total depreciation	$3,932	$3,351	$14,737	$15,461	$33,869

Mr. Stephen Krikorian
United States Securities and Exchange Commission
August 1, 2006

In future filings, beginning with our 10-Q for the quarter ended June 30, 2006, we will disclose depreciation related to direct cost of network and sales and other depreciation in the notes to our financial statements in a manner similar to the table above.

*****

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (404) 302-9700. Thank you for your consideration.

                        Sincerely,

                        /s/ David A. Buckel
                        David A. Buckel
                        Vice President and Chief Financial Officer